SECURITII [barcode] 02006672 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo (City) Texas (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Dominguez *806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2121 San Jacinto, Suite 1500 Dallas, Texas 75021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
William W. Britain
President/CEO
Title

Notary Public Debbie Dominguez

DEBBIE DOMINGUEZ
Notary Public
State of Texas
My Comm. Exp. 05-29-2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

EnergyNet.com, Inc.

Years ended December 31, 2001 and 2000

EnergyNet.com, Inc.

Financial Statements

Years ended December 31, 2001 and 2000

Contents

0201-0260090



■ Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Board of Directors
EnergyNet.com, Inc.

We have audited the accompanying statements of financial condition of EnergyNet.com, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 25, 2002

EnergyNet.com, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Current assets:		
Cash and cash equivalents	**$ 850,519**	$ 1,109,012
Accounts receivable	**97,713**	–
Prepaid expenses	**13,735**	–
Marketable securities, at fair market value	**14,000**	14,000
Total current assets	**975,967**	1,123,012
Fixed assets:		
Software	**152,465**	127,430
Computers	**63,748**	38,873
Furniture and equipment	**19,453**	16,806
	235,666	183,109
Accumulated depreciation	**(116,299)**	(49,787)
	119,367	133,322
Total assets	**$ 1,095,334**	$ 1,256,334
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable and accrued liabilities	**$ 494,130**	$ 53,074
Unearned commission income from affiliate	**53,375**	4,042
Sales tax payable	**2,162**	2,871
Total current liabilities	**549,667**	59,987
Stockholders' equity:		
Common stock	**2,500**	2,500
Paid-in capital in excess of par value	**1,766,556**	1,766,556
Accumulated deficit	**(1,223,389)**	(572,709)
Total stockholders' equity	**545,667**	1,196,347
Total liabilities and stockholders' equity	**$ 1,095,334**	$ 1,256,334

See accompanying notes.

EnergyNet.com, Inc.

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$ 640,072**	$ 232,012
Interest	**32,211**	32,981
Other	**50,154**	21,864
Total revenues	**722,437**	286,857
Expenses:		
General and administrative	**1,206,250**	692,268
Depreciation	**66,512**	40,782
Sales commissions	**103,135**	17,525
Total expenses	**1,375,897**	750,575
Loss before income tax expense (benefit)	**(653,460)**	(463,718)
Provision (benefit) for income taxes	**(2,780)**	–
Net loss	**$ (650,680)**	$ (463,718)

See accompanying notes.

0201-0260090

EnergyNet.com, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock	Paid-in Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 1999	$ 735	$ 349,265	$ (108,991)	$ 241,009
Net loss	–	–	(463,718)	(463,718)
Stock issued, net of offering costs of $80,944	1,765	1,417,291	–	1,419,056
Balance at December 31, 2000	2,500	1,766,556	(572,709)	1,196,347
Net loss	**–**	**–**	**(650,680)**	**(650,680)**
Balance at December 31, 2001	**$ 2,500**	**$ 1,766,556**	**$(1,223,389)**	**$ 545,667**

See accompanying notes.

0201-0260090

EnergyNet.com, Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating Activities		
Net loss	**$ (650,680)**	$ (463,718)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	**66,512**	40,782
Changes in operating assets and liabilities:		
Increase in accounts receivable	**(97,713)**	–
Increase in prepaid expenses	**(13,735)**	–
Increase in accounts payable and accrued liabilities	**441,056**	50,166
Increase in unearned commission income	**49,333**	4,042
Increase (decrease) in sales tax payable	**(709)**	2,776
Net cash used in operating activities	**(205,936)**	(365,952)
Investing Activities		
Expenditures for fixed assets	**(52,557)**	(127,158)
Purchase of marketable securities	–	(14,000)
Net cash used in investing activities	**(52,557)**	(141,158)
Financing Activity		
Proceeds from issuance of stock, net	–	1,419,056
Cash provided by financing activity	–	1,419,056
Net (decrease) increase in cash and cash equivalents	**(258,493)**	911,946
Cash and cash equivalents at beginning of year	**1,109,012**	197,066
Cash and cash equivalents at end of year	**$ 850,519**	$ 1,109,012

See accompanying notes.

EnergyNet.com, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

1. Organization and Description of Business

EnergyNet.com, Inc. (the Company), organized as an S corporation on February 25, 1999, in the state of Texas, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Effective June 27, 2000, the Company converted from an S corporation to a C corporation. The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Marketable Securities

Marketable securities consist of a single issue of warrants. The Company has designated these securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Accordingly, changes in the fair value of the warrants are recorded, net of tax, as a separate component of accumulated comprehensive income (loss). No such changes in value occurred during the years ended December 31, 2001 or 2000.

Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts payable, and accrued liabilities, approximate fair value, unless otherwise stated, as of December 31, 2001 and 2000.

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable consist of proceeds receivable from winning bidders on closed auctions. No allowance for doubtful accounts was necessary at December 31, 2001.

Fixed Assets

Fixed assets are stated at cost. Software costs represent the costs of developing the Company's Internet site. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers and furniture and equipment are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities include auction proceeds payable to sellers amounting to $459,729 at December 31, 2001. Those amounts are typically payable within 10 days.

Revenue Recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $163,793 and $91,965 for the years ended December 31, 2001 and 2000, respectively.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax asset will not be realized.

Comprehensive Income

For the years ended December 31, 2001 and 2000, the Company had no components of comprehensive income other than those included in its statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Going Concern

As of December 31, 2001, the Company had incurred net losses totaling $1,223,389 and had net working capital of $426,300. The Company's continued losses indicate that the Company may not be able to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern is dependent upon several factors, including, but not limited to, a significant improvement in operations and raising additional capital. There can be no assurance that the Company will be successful in obtaining additional capital or significantly improving its results of operations. If the Company is not successful in these endeavors, it may be forced to cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. Income Taxes

Prior to June 27, 2000, the Company was organized as an S corporation, and, accordingly, was generally not subject to federal income taxes. On June 27, 2000, the Company converted to a C corporation and became subject to normal federal and state income taxes. The Company's provision (benefit) for income taxes is comprised of the following:

	Year ended December 31	
	2001	**2000**
Deferred income tax benefit	**$ (221,231)**	$ (90,396)
State income taxes, net	**3,130**	–
Other	**(5,910)**	–
Valuation allowance	**221,231**	90,396
Provision (benefit) for income taxes	**$ (2,780)**	$ –

The provision for income taxes differs from the amount computed by applying the statutory rate to pretax income as follows:

	Year ended December 31	
	2001	**2000**
Federal income tax at statutory rate of 34%	**$ (221,231)**	$ (157,665)
Change in status (conversion from S to C corporation)	–	72,910
State income taxes, net	**3,130**	(7,478)
Other	**(5,910)**	1,837
Valuation allowance	**221,231**	90,396
Provision for income taxes	**$ (2,780)**	$ –

4. Income Taxes (continued)

The Company's net deferred tax asset (liability) consists of the following:

	December 31	
	2001	**2000**
Net operating loss carryforward	**$ 311,627**	$ 98,744
Research and development costs	**–**	(8,348)
Valuation allowance	**(311,627)**	(90,396)
Net deferred tax asset (liability)	**$ –**	$ –

At December 31, 2001, the Company had a net operating loss carryforward of $917,556, which will be available to offset future taxable income and related income tax through 2021.

5. Leases

The Company maintains office locations in Amarillo and Dallas, Texas, and in Oklahoma City, Oklahoma. The Company leases its office space in Amarillo under a noncancelable operating lease, and leases the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $27,905 and $20,163 for the years ended December 31, 2001 and 2000, respectively. The following represents the Company's minimum future rent payments under its noncancelable operating lease arrangement:

2002	$ 20,637
2003	10,319
Total	$ 30,956

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as adjusted, of $398,060, which was $298,060 in excess of its required net capital of $100,000. The Company handled no customer securities or accounts during the year ended December 31, 2001, and, accordingly, is not subject to the requirements under SEC Rule 15c3-3.

7. Related Party Data

The Company has an informal relationship with an affiliate under which certain general and administrative expenses are paid by the affiliate, and, subsequently, the Company reimburses the affiliate for those expenses. Such reimbursements amounted to $3,466 and $45,207 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001, there were no amounts outstanding relating to this arrangement. At December 31, 2000, the Company had amounts payable to the affiliate relating to this arrangement of $3,466.

The Company has an agreement with an affiliate under which the affiliate prepays its commissions on oil and gas properties listed for sale on the Company's Internet site. Under the agreement, the affiliate pays $30,500 per month until May 31, 2003, and those prepayments are available to offset commissions on auctions closing through November 30, 2003. At December 31, 2001, the Company had unearned commission revenues under this arrangement of $53,375, which are included in current liabilities on the statements of financial condition. The Company recognized commission revenues of $178,119 and $21,078 from the affiliate during the years ended December 31, 2001 and 2000, respectively. Additionally, the Chairman of the Company's Board of Directors is also an officer of the affiliate.

8. Concentration of Risk

During the year ended December 31, 2000, commissions from three of the Company's sellers accounted for approximately 77% of total commissions revenue. During the year ended December 31, 2001, commissions from the affiliate mentioned above accounted for 28% of total commissions revenue. If the affiliate ceased selling properties on the Company's Internet site, the Company's ability to continue as a going concern for a reasonable period of time would be significantly impaired. No other individual seller accounted for more than 10% of total commissions revenue.

Supplementary Information

EnergyNet.com, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholders' equity	$ 545,667
Deduct stockholders' equity not allowable for net capital	–
	545,667
Add:	
Discretionary liabilities	90,528
Total capital and discretionary liabilities	636,195
Deductions and/or charges:	
Nonallowable assets	237,629
Net capital before haircuts on securities (tentative net capital)	398,566
Haircuts on securities	506
Net capital	$ 398,060
Aggregate indebtedness:	
Items included on the statement of financial condition:	
Trade accounts payable and accrued liabilities	$ 494,130
Unearned commission income	53,375
Sales tax payable	2,162
Total aggregate indebtedness	$ 549,667
Computation of Basic Net Capital Requirement	
Minimum dollar net capital required at 6 2/3 percent	$ 36,644
Minimum dollar net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 298,060
Excess net capital at 1,000 percent	$ 343,093
Ratio: Aggregate indebtedness to net capital	1.3791 to 1
Reconciliation with Company's Computation	
Net capital, as reported in the Company's Part II (unaudited) FOCUS Report	$ 399,396
Net audit adjustments	(1,336)
Net capital per above	$ 398,060

0201-0260090



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of EnergyNet.com, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements

in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined as above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Dallas, Texas
January 25, 2002